[Logo]
                                                                          Ciba
Ciba Specialty Chemicals

[Picture of Dr. Meyer]




Name:           Armin Meyer

Position:       Designated Chairman of the Board and Chief Executive Officer,
                Ciba Specialty Chemicals

Nationality:    Swiss

Date of Birth:  July 25, 1949

Degrees:        Ph.D. Electrical Engineering, Federal Institute of Technology,
                Zurich


Career:

Dr Armin Meyer, 51, is Head of the Building Technologies Segment of ABB Ltd., the global technology group. A member of the Executive Committee of ABB since 1995, he has held a number of senior management positions at the Company. Armin Meyer has broad industrial experiences, an excellent track record and proven leadership skills. He has been deeply involved in the management of global product and service businesses as well as in large projects.

ABB is one of the world's largest technology companies, employing more than 160,000 people in over 60 countries and having revenues of some $25 billion. The Building Technologies Segment, one of five segments in the ABB Group, currently employs 55,000 employees and has sales of $6.3 billion. Dr Meyer, born 1949 in Zurich, Switzerland, holds a Ph.D. in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich. He joined ABB in 1976 as development engineer. By 1980, Dr Meyer was head of research and development for industrial motors and by 1984, head of the international business unit for electrical generators for gas and steam power plants.

In 1988, Dr Meyer became President of ABB Drives AG with divisions in industrial motors and power electronics. Starting in 1992, Dr Meyer served as President of ABB Power Generation Ltd., and by 1994 had also taken over as Business Area Manager for gas and combined cycle power plants. In 1995, Dr. Meyer was named Executive Vice President and Member of the Executive Committee of ABB and became head of the Power Generation Segment. Since 1998 he has been head of the Building Technologies Segment.

In addition to his responsibilities at ABB, he was also Professor of Electrical Engineering and Drives at ETH, Zurich.

Dr Meyer became a Member of the Board of Directors of Ciba Specialty Chemicals at the time of its spin-off in 1997 and became Vice-Chairman of the Board in 1999.